April 26, 2017

Pamela A. Long

Assistant Director

Office of Manufacturing and Construction

Securities and Exchange Commission

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549

Re:	ReTo Eco-Solutions, Inc.
Draft Registration Statement on Form F-1
Submitted December 23, 2016
CIK No. 0001687277

Dear Ms. Long:

On behalf of ReTo Eco-Solutions, Inc. (the “Company”) and in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission dated January 19, 2017, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 1 to the captioned Draft Registration Statement (the “Amendment”). The Company has provided factual information provided herein to us. Capitalized terms used herein shall have the meanings ascribed to them in the Amendment unless otherwise defined herein.

General.

1.	We note that you intend to file by amendment all exhibits. We may have comments on the exhibits after they are filed. Please allow us sufficient time to review these materials before requesting acceleration of the registration statement’s effectiveness.

The Company acknowledges the Staff’s comment and will provide all exhibits as soon as practicable. The Company acknowledges that the Staff may have additional comments regarding the exhibits.

2.	Provide us copies of all written communications as defined in Rule 405 under the Securities Act that you or anyone authorized on your behalf present to potential investors in reliance on Section 5(d) of the Securities Act whether or not they retain copies of the communications.

The Company acknowledges this comment and respectfully submits that it has not provided, nor has it authorized anyone to provide, written Communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act. Additionally, the Company does not believe there are any research reports about the Company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in the offering. The Company notes that it will supplementally provide the Staff copies of any of the above-described written communications or research reports of which it becomes aware.

3.	Provide us copies of any artwork that you intend to use as soon as possible for our review and comment. Since we may have comments on these materials, you may wish to consider waiting for comments before printing and circulating any artwork.

The Company acknowledges the Staff’s comment and will provide all artwork as soon as practicable. The Company acknowledges that the Staff may have additional comments regarding this material.

Registration Statement’s Outside Front Cover Page

4.	The EDGAR system reflects that your primary standard industrial classification code number is 3290 and not 5032. Please revise.

The Company acknowledges the Staff’s comment and revised the standard industrial classification code on the cover page of the Amendment accordingly.

Prospectus Summary, page 3

5.	When discussing your industry and market, please place the discussion in context of your market segment and location. Currently, your discussion of the overall multitrillion dollar construction industry suggests participation in inapplicable markets and opportunities. Please revise.

The Company acknowledges the Staff’s comment and revised the disclosure in the Amendment to read as follows:

“China is the world’s largest construction market and is expected to continue to grow despite economic growth slowing in China. Further, while China’s construction industry only grew around 2% in 2016, China is expected to maintain its position as the world’s largest construction market for the near future and its share of the global construction market is expected to reach 26% by 2025. In addition, increased urbanization continues in China and its National New-type Urbanization Plan, envisions 60 percent of China’s population living in cities by 2020. These urbanization trends are a key factor in the Chinese government’s emphasis on green building to conserve resources. Focusing on buildings is a key element of its national strategy. We believe our eco-friendly construction materials, will be in greater demand than traditional materials as the Chinese construction market continues to grow and the Chinese government increases its focus on reducing the environmental impact of building activities.

The construction industries in emerging markets are expected to grow at faster rates than advanced economies. From 2016-2020, the construction industries in advanced economies are expected to grow at 2.2% per year while emerging markets are expected to record a 5.3% annual expansion rate during the same period. The construction markets in the Middle East and African regions are predicted to be the fastest growing in 2016-2020, overtaking the Asia-Africa region. Asia-Pacific’s share of the global construction industry, which includes China, is expected to continue to rise, reaching close to 49% in 2020, up from 40% in 2010. Currently, we have international customers for our equipment used to produce construction materials located in Asia, the Middle East, North Africa and North America and hope to expand our international presence.”

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6.	Please disclose the percentage of revenue derived from each of your product and service offerings. For example, how much revenue does your fly-ash brick product generate versus consulting or production equipment?

The Company acknowledges the Staff’s comment and has added the following disclosure in the Amendment to disclose the percentage of revenue derived from each of its product and service offerings:

“For the year ended December 31, 2016, the revenue derived from our construction material sales, machinery and equipment sales, municipal construction projects and technological consulting and other services accounted for 56%, 40%, 0% and 4% of our total sales, respectively.

For the year ended December 31, 2015, the revenue derived from our construction material sales, machinery and equipment sales, municipal construction projects and technological consulting and other services accounted for 46%, 38%, 7% and 9% of our total sales, respectively.”

We face certain risks in collecting our accounts receivable…, page 14

7.	We assume that the statement “For the six months ended June 30, 2016, accounts receivable turnover was 114 days, increased from 147 days in 2015” should read “For the six months ended June 30, 2016 accounts receivable turnover was 114 days, decreased from 147 days in 2015.” Please revise or advise.

The Company acknowledges the Staff’s comment and has revised the disclosure in the Amendment to correct the error of the use of the word “increase” to “decrease”. The financial statements and corresponding financial information have also been updated in the Amendment to December 31, 2016. In addition, the Company has added the following disclosure in the Amendment.

“For the six months ended June 30, 2016, accounts receivable turnover was 114 says, decreased from 147 days for the same period in 2015. For the year ended December 31, 2016 accounts receivable turnover was 137 days, decreased from 148 days for the same period in 2015.”

Risk Factors, page 19

8.	We note your disclosure that your senior management lacks experience in managing a public company and complying with the laws applicable to operating a U.S. public company domiciled in the British Virgin Islands. Furthermore, we note that all your operations are conducted outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us information that will help us answer the following questions:

●	How do you maintain your books and records and prepare your financial statements?

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If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

The Company acknowledges the Staff’s comment and respectfully advises that it maintains all of its operating subsidiaries’ books and records in accordance with the accounting principles and the relevant financial regulations applicable to enterprises established in the People’s Republic of China (“PRC GAAP” or “Chinese GAAP”). In order to comply with SEC reporting standards, the Company hires an outside consultant who assists the Company with the conversion of its financial statements from Chinese GAAP to U.S. GAAP and preparing consolidated financial statements in accordance with U.S. GAAP.

The Company’s typical process involves its consultant, Bluehill Advisory Company Limited (“Bluehill”), participating in its financial closing process, including, proposing applicable conversion adjustments to the consolidated trial balance and preparing the U.S. GAAP financial statements and footnotes. The Company’s Chief Financial Officer (“CFO”) and its Financial Controller review and approve all conversion adjustments and final financial statements under U.S. GAAP. In order to ensure all necessary and appropriate adjustments are made in the Company’s conversions and disclosures, the Company engages a Shanghai-based reputable consulting firm, Bluehill to assist with the process. Bluehill assists the Company in designing and establishing key controls in its financial reporting process and trains the Company’s accounting staff. Bluehill then uses the converted consolidated trial balance to prepare the consolidated financial statements and footnotes. The qualification and experience of Bluehill are discussed in more detail in our responses below.

●	What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

●	what role he or she takes in preparing your financial statements;

CFO

The Company’s CFO’s roles are to: (i) supervise the finance department, (ii) review and approve consolidated financial statements, prepared by Bluehill; (iii) take ultimate responsibility over the quality of the Company’s consolidated financial statements prepared under U.S. GAAP, SEC rules and regulations, and the effectiveness of the Company’s internal control over financial reporting.

Financial Controller

The Company’s Financial Controller’s roles are to: (i) assist the CFO in the financial reporting process, (ii) prepare consolidated trial balance and assist Bluehill in preparation of U.S. GAAP financial statements; and (iii) review financial records to ensure that transactions are recorded in accordance with the Company’s accounting manual and accounting policies.

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Bluehill

Bluehill’s role is to: (i) assist the Company with the conversion of its financial statements from Chinese GAAP to U.S. GAAP and the preparation of the Company’s consolidated financial statements in accordance with U.S. GAAP, (ii) assist the Company reviewing significant accounting policies and treatments to ensure compliance with U.S. GAAP; and (iii) assisting the Company preparing sufficient disclosures in the financial statements and MD&A in accordance with U.S. GAAP and SEC reporting standards.

●	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

CFO

The Company’s CFO has an accounting degree from China Agricultural University and has been working for the Company since its inception. She has extensive knowledge about the Company’s operations and financial matters. Although she has no U.S. GAAP experience and ongoing training, she relies on the external consultant, Bluehill, to keep her informed of any U.S. GAAP requirements and ongoing regulations.

Financial Controller

The Company’s Financial Controller has an accounting degree from Hebei University of Economics and Business and has previously worked for other companies performing accounting and internal audit. She has adequate accounting knowledge and ongoing training in Chinese GAAP. She also relies on the Company’s consultant for the U.S. GAAP conversions and applicable adjustments.

Bluehill

The Company’s external consultant, Bluehill, has extensive experience assisting Chinese companies that are listed on U.S. stock exchanges. They have been serving as consultants for a number of China-based U.S. public companies since 2011. Both founders of Bluehill earned their Master’s degree in accounting from the University of Toronto, and are licensed in the U.S. as Certified Public Accountants (“CPAs”). They have ongoing trainings relating to the U.S. GAAP, in order to maintain their licensures.

●	the nature of his or her contractual or other relationship to you;

The CFO and financial controller are employees of the Company. The Company hired Bluehill as its external consultant on a contract basis. Bluehill is not considered an employee of the Company, but rather an independent contractor. The Company intends to continue using Bluehill to assist with its financial reporting process and obligations.

●	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

Our CFO holds and maintains a China accountant certification. Our Financial Controller holds and maintains a China accountant certification and tax practitioner certification. Both founders and directors of Bluebill are licensed CPAs in the United Stated as well as Chartered Accountants in Canada.

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●	about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

CFO

The Company’s CFO was hired by the Company as a staff accountant in November 2000 and over 16 years was promoted to several positions until she reached the rank of CFO. She has extensive knowledge about the Company’s operations and its financial matters. Although she does not have experience in preparing financial statements in accordance with U.S. GAAP, the Company hired Bluehill to assist her in complying with the U.S. GAAP reporting process and keep her informed of required standards and processes.

Financial Controller

The Company’s Financial Controller has over 14 years of experience in accounting. She has adequate experience relating to Chinese GAAP and internal controls. The Company believes the engagement of Bluehill compensates for her lack of U.S. GAAP experience.

Bluehill

The Company’s independent consultant, Bluehill, has been providing accounting, financial reporting and financial management advisory services primarily to China-based U.S. public companies since 2011. Prior to founding Bluehill, both founders previously worked in a PCAOB registered public accounting firm as audit managers. In addition, both founder are U.S. licensed CPAs. They have a thorough understanding of the U.S. GAAP and SEC reporting standards. Since founding Bluehill, they have assisted over 20 China-based companies with their U.S. GAAP conversions and various financial reporting matters.

If you retain an accounting firm or other similar organization to prepare your financial statements, please tell us:

●	the name and address of the accounting firm or organization;

The Company engaged Bluehill as its independent consultant to help prepare its U.S. GAAP complaint financial statements. Bluehill is based in Shanghai, China and its address is: 15th Floor, No.1266, Nanjing Road West, Shanghai, China.

●	the qualifications of their employees who perform the services for your company;

Both founders and main directors of Bluehill are licensed CPAs in the U.S. and Chartered Accountants in Canada. Both are members of the AICPA. They are very familiar with the U.S. GAAP and have ongoing training with the latest U.S. GAAP requirements.

●	how and why they are qualified to prepare your financial statements;

The Company believes that Bluehill is qualified to assist in the preparation of its financial statements, because since 2011 Bluehill has been assisting numerous U.S. public companies in their preparation of U.S. GAAP financial statements and related SEC filings. They are familiar with China-based operations and understand their reporting process. They utilize their expertise in assisting our accounting team to reconcile the differences between U.S. GAAP and Chinese GAAP and to help prepare consolidated financial statements, footnotes and MD&A in accordance with the U.S. GAAP and SEC reporting rules.

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●	how many hours they spent last year performing these services for you; and

In 2016 Bluehill spent approximately 80-100 hours assisting the Company in its year-end reconciliation and preparation of financial statements, 80-100 hours assisting the Company in its semi-annual financial reporting and 40 hours for each quarterly financial reporting period. They also advised the Company’s accounting team in establishing appropriate internal controls and assisting in responses to Staff comments on an as-need basis.

●	the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements.

In 2016, the Company paid approximately $50,000 for the consulting service provided in connection with the preparation of its consolidated financial statements in accordance with the U.S. GAAP.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:

●	why you believe they are qualified to prepare your financial statements;

●	how many hours they spent last year performing these services for you; and

●	the total amount of fees you paid to each individual in connection with the preparation of your financial statements.

The Company has not retained individuals who are not its employees and are not employed by an accounting firm or other similar organization to prepare its financial statements.

●	Do you have an audit committee financial expert?

We note that you currently have an audit committee. Therefore, please describe the extent of the board of directors’ knowledge of U.S. GAAP.

Sophia Liu, is the Company’s Chairperson of its Audit Committee, and qualifies as an “audit committee financial expert” as that term is defined by the applicable SEC regulations and Nasdaq Capital Market corporate governance requirements. Ms. Liu has served as an independent director of the Company November 2016. Between January 2012 and September 2016, Ms. Liu served as an assistant vice president of corporate finance for Alexandria Real Estate Equities Inc. (NYSE: ARE). Between April 2010 and January 2012, Ms. Liu served as an assistant vice president of internal audit of East West Bank (NYSE: EWBC). Between December 2004 and April 2010, Ms. Liu worked as a manager for the assurance advisory business services of Ernst & Young, LLP. Ms. Liu is a member of American Institute of Certified Public Accountants (AICPA). Ms. Liu received her Master’s Degree in Accounting from University of Southern California. Ms. Liu is a member of American Institute of Certified Public Accountants (AICPA) and she is very familiar with the U.S. GAAP, and has ongoing trainings with latest U.S. GAAP requirements.

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Dr. Li, is a member of the Company’s audit committee and used to be the duty director of one of the largest public accounting firms in China (Zhongrui Yuehua), he also was a visiting scholar of the business school of Columbia University and he is familiar with US GAAP.

Use of Proceeds, page 36

9.	Please help us understand your basis for assuming $4.3 million of offering proceeds will be spent on the acquisitions of complementary businesses if you have not identified an acquisition target at this time. Your disclosures elsewhere indicate that you intend to acquire businesses that are complementary or related in product lines and business structure. Please expand your disclosures to elaborate on what types of businesses would be considered complementary.

The Company acknowledges the Staff’s comment and respectfully advises that it intends to acquire a complementary business in the area of production of eco-friendly construction materials similar to REIT Changjiang or REIT Xinyi.  The Company believes an acquisition of an additional eco-friendly construction materials producer will help the Company to quickly expand its market share. In addition, the Company believes it could improve the acquiree’s existing production lines and technology allowing it to provide a more diverse product line to meet the local market demands. The Company has added this information to the Amendment.

Capitalization, page 40

10.	Please clearly show in the notes to the capitalization table how you computed each pro forma amount, including a discussion of any significant assumptions and estimates used to arrive at the amounts. In that regard we note that your disclosure indicates that the pro forma adjusted amounts are based on the sale of 3,200,000 shares at $5.00, the midpoint of the offering price range, and also reflects the application of the proceeds after deducting the placement fee and estimated offering expenses payable. In your dilution disclosures on page 41, you indicate that the estimated net proceeds from your offering are $13,680,000 after deduction of the underwriting discount and expenses. Based on our calculation, it appears that the pro forma as adjusted column only includes the gross proceeds of $16,000,000. Please revise or advise.

The Company acknowledges the Staff’s comment and has revised the capitalization table in the Amendment to reflect the application of estimated net proceeds in the amount of $13,680,000 after deducting the placement fee and estimated offering expenses payable, calculated as follows: $16,000,000 offering, less underwriting discount of $1,280,000, less non-accountable expense allowance of $240,000 and less offering expenses of $800,000.

11.	Subsequent to June 30, 2016, you issued 19,530,000 of additional shares for $11,257,500 as part of your reorganization. Given the significant amount of shares that were issued, it would appear that their impact to your capitalization was material. As such, please update your capitalization disclosures to reflect the incremental shares that were issued to your existing shareholders subsequent to June 30, 2016.

The Company acknowledges the Staff’s comment and has revised the capitalization table in the Amendment to reflect the 19,530,000 shares issued subsequent to June 30, 2016.

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Dilution, page 41

12.	Similar to our comment about, given the 19,530,000 shares that were issued subsequent to June 30, 2016, please also expand your presentation to present a pro forma net tangible book value amount prior to the offering that reflects the issuance of the 19,530,000 shares in addition to the historical net tangible book value as of the latest period presented.

The Company acknowledges the Staff’s comment and has revised the dilution section in the Amendment to present a pro forma net tangible book value amount prior to the offering that reflects the issuance of the 19,530,000 shares in addition to the historical net tangible book value as of the latest period presented.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

13.	If material, please discuss the impact of currency translations on revenues and expenses. Refer to Item 5.A.3 of the Form 20-F.

The Company acknowledges Staff’s comment and respectfully advises that its financial statements include translations of certain RMB amounts into U.S. dollar amounts at a specified rate for the convenience of the reader. The Company uses period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at the historical exchange rates when the capital transactions occurred.

The exchange rates in effect as of December 31, 2015 and 2014 were US$1.00 for RMB 6.4917 and RMB 6.1484, respectively. The average exchange rates for the years ended December 31, 2015 and 2014 were US$1.00 for RMB 6.2288 and RMB 6.1458, respectively. For the year ended December 31, 2015, sales increase by $0.2 million was due to the change of translation rates, which accounted for 1.4% of the total revenue in 2015.

The financial statements and corresponding financial information have been updated to December 31, 2016. The exchange rate in effect as of December 31, 2016 was US $1.00 for RMB 6.9448 and the average exchange rates for the year ended December 31, 2016 was US$1.00 for RMB 6.6441. The impact of currency translation on revenue and expenses was material for the year ended December 31, 2016 and the Company has added the following disclosure in the Amendment.

“Our functional currency is the RMB, and our financial statements are presented in U.S. dollar. China’s currency has gradually depreciated against most foreign currencies over the last few years. In 2016, the average exchange rate for US$ against Chinese RMB has changed significantly from US$1.00 for RMB 6.2288 in fiscal 2015 to US$1.00 for RMB 6.6441 in fiscal 2016. The change in the value of RMB relative to the U.S. dollar may affect our financial results reported in the U.S. dollar terms without giving effect to any underlying change in our business or results of operation. If using the average exchange rate of fiscal 2015, our revenue, cost of goods sold and total expenses, including selling expenses, general administrative expenses and research and development expenses, for the year ended December 31, 2016 would increase by approximately $2.1 million, $1.2 million and $0.3 million, respectively.

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14.	Please expand your disclosures to include a robust analysis of the increasing trends in bad debt expense and related collectability issues. Tell us whether the customers and suppliers that had material collectability issues are the same as of December 31, 2015, and June 30, 2016, and quantify the amount of material unreserved amounts reported that are related to these parties. Discuss whether these collectability issues are unique to these customers and suppliers. To the extent you expect the macroeconomic issues will continue to impact collectability, this would appear to be a known factor materially impacting your operating results and liquidity that should be disclosed, with quantified disclosures of potential future impact where available. See Item 303(a)(1) and Item 303(a)(3) of Regulation S-K. See also Section 501.12 and 501.13 of the Financial Reporting Codification.

The Company acknowledges the Staff’s comment and respectfully advises that according to its accounting policy, accounts receivable aged under six months are typically considered collectible and will not be provided with any allowance; accounts receivable aged from 7 to 9 months will be reserved at 5% of the outstanding balance; accounts receivable aged from 10 to 12 months will be reserved at 20%; and, accounts receivable aged over 1 year will be reserved at 100%. Below is the aging schedule of accounts receivable as of June 30, 2016 and December 31, 2016 and 2015.

	June 30, 2016	December 31, 2016	December 31, 2015
AR less than 3 months	$2,985,290	$9,003,044	$4,120,097
AR aged from 4 to 6 months	3,182,421	2,596,716	2,578,060
AR aged from 7 to 9 months	1,148,971	2,212,867	1,714,150
AR aged from 10 to 12 months	903,218	1,430,461	983,549
AR over 1 year	349,400	705,128	33,028
Bad debt reserved	(587,238)	(741,187)	(314,544)
AR net	$7,982,062	$15,207,029	$9,116,558

The increase of accounts receivable aged over 1 year is the primary reason for the increase of bad debt reserve as of June 30, 2016 as compared to December 31, 2015. The increase of accounts receivable aged over 1 year was mainly due to the increase of the accounts receivable balance from sales of machinery and equipment, the aging of which is normally longer than that of construction materials sales. The customers with potential collection issues were not the same for both balance sheet dates and none of those customers are related parties.

The Company has fully reserved all accounts receivable balances aged over 1 year as of June 30, 2016, of which $318,795 was collected subsequently. The Company also subsequently collected $437,572 for the accounts receivable balance aged from 10-12 months as of June 30, 2016, which represents 48% of the accounts receivable balance in this aging bucket. The Company believes that its current accounts receivable bad debt reserve is adequate based on its ongoing assessment.

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The Company does not believe it has a material collection risk under its business model, nor does it believe that macroeconomic issues will have a negative impact on its collectability. The Company’s business has continued to grow and demands for its equipment and its environmental friendly technology has been increasing. Thus, it does not believe the collection issues will impact its liquidity adversely.

The Company has added the above information in the Amendment, and the corresponding financial information has been updated to December 31, 2016.

15.	Please expand your discussion related to the provision of income taxes to provide a more robust discussion around the underlying reasons for each of the material factors that impacted your effective tax rate from period to period. For example, please clearly explain why you were able to benefit from an additional tax holiday in fiscal year 2015 when compared to the prior year. Additionally, please clarify why the favorable tax rate benefit was much larger in fiscal year 2015 when compared to 2014 and whether this factor relates to the disclosure in your effective tax rate reconciliation on page F-22 that indicates that a certain PRC entity receives a more favorable tax rate than the 25% statutory rate in China. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b.4. of the Financial Reporting Codification for guidance.

The Company acknowledges the Staff’s comment and has revised the disclosure in the Amendment to read as follows:

“For both 2016 and 2015, Beijing REIT was recognized as a High-Tech Enterprise by the Chinese government and subject to a favorable income tax rate of 15%. In addition, since the products manufactured by REIT Changjiang qualify as eco-friendly construction materials, 10% of its revenue can be exempt from income tax. Nanjing Dingxuan primarily provides technological services to customers and based on the local regulation, its taxable income was assessed at 10% of its revenue. For fiscal year 2016, REIT Changjiang did not receive such exemption for the year ended December 31, 2016. The following table reconciles the impact of the favorable tax rate for the years ended December 31, 2016 and 2015.

	For the year ended December 31, 2016
	Beijing REIT	REIT Changjiang	Nanjing Dingxuan	Total
Income before income tax	$2,168,877	$3,852,792	$167,008	$6,188,677
Income tax at statutory rate of 25%	542,219	963,198	41,752	1,547,169
Income tax at favorable rates	325,332	963,198	4,237	1,292,767
Tax saving from favorable rates	216,887	-	37,515	254,402
Consolidated income before tax				6,455,436
Effect of favorable income tax rate				3.9%
Effective income tax rate				30.2%

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	For the year ended December 31, 2015
	Beijing REIT	REIT Changjiang	Nanjing Dingxuan	Total
Income before income tax	$179,435	$866,807	$1,059,296	$2,105,837
Income tax at statutory rate of 25%	44,859	216,702	264,824	526,385
Income tax at favorable rates	26,915	127,674	26,192	181,781
Tax saving from favorable rates	17,974	89,028	237,632	344,604
Consolidated income before tax				2,651,375
Effect of favorable income tax rate				13%
Effective income tax rate				11.2%

	For the year ended December 31, 2014
	Beijing REIT	REIT Changjiang	Nanjing Dingxuan	Total
Income before income tax	$266,746	$108,681	$-	$375,427
Income tax at statutory rate of 25%	66,687	27,170	-	93,838
Income tax at favorable rates	40,012	23,800	-	63,812
Tax saving from favorable rates	26,675	3,370	-	30,045
Consolidated income before tax				876,146
Effect of favorable income tax rate				3%
Effective income tax rate				23.7%

For fiscal year 2016, due to the fact that REIT Changjiang did not receive tax exemption, the favorable tax rate benefit was reduced to 3% for the year ended December 31, 2016.

Our provision for income taxes was approximately $2.0 million for the year ended December 31, 2016, an increase of approximately $1.7 from approximately $0.3 million for the year ended December 31, 2015. The increase in income tax provision was a result of increased taxable income for the year ended December 31, 2016. The effective tax rates were 30.2% and 11.2% for the years ended December 31, 2016 and 2015, respectively. The increase in effective tax rate is mainly due to the decreased benefit arising from favorable tax rates.

Since the products manufactured by REIT Changjiang qualify as eco-friendly construction materials, 10% of its revenue was exempted from income tax for fiscal 2015. This favorable income tax policy expired on December 31, 2015. Beginning on January 1, 2016, REIT Changjiang is subject to 25% income tax rate as a result of local government’s tax policy adjustment. Nanjing Dingxuan primarily provides technological services to customers, based on local tax regulation, its taxable income was assessed at 10% of its revenue for both fiscal 2015 and 2016.”

The reason that favorable tax rate benefit was much larger in fiscal year 2015 when compared to 2014 was due to the significant increase of income before income tax from those entities who were entitled to have a favorable tax rate, and the increased percentage of total income before tax from these entities to the consolidated income before tax.

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Liquidity and Capital Resources, page 51

16.	You believe that your current cash, cash flows provided by operating activities, and access to help from your related party will be sufficient to meet your working capital needs for at least the next 12 months. Please clarify in your disclosures if you have amounts committed to be provided by your related parties. Please also disclose whether or not you are dependent upon this offering to meet your liquidity needs for the next 12 months.

The Company acknowledges the Staff’s comment and respectfully advises that there is no amount of capital committed by its related parties, and it is not dependent upon this offering to meet its liquidity needs for the next 12 months. The Company has revised the disclosure in the Amendment to read as follows:

“Based on our current operating plan, we believe that our existing resources, including cash generated from operations, proceeds from the existing shareholders’ contributions, bank loans, bank notes payable, and advances from suppliers will be sufficient to meet our working capital requirement for our current operations over the next twelve months. We expect to be able to refinance our short-term loans based on past experience and our good credit history. We do not believe failure to refinance our short term loans from certain banks will have a significant negative impact on our normal business operations, and we are not dependent upon this offering to meet our liquidity needs for the next 12 months. In addition, our related parties including our major shareholders and affiliate companies are willing to provide us financial support on as needed basis, but no specific amount was committed. However, we may have negative cash flow in the future, if this occurs, the failure to refinance our short-term loans could potentially affect our capital expenditure and expansion of business.”

17.	Please enhance your liquidity disclosures to address the following:

●	Disclose the amount of foreign cash you have as compared to your total amount of cash as of the latest balance sheet date; and

●	Disclose the nature and extent of any legal or economic restrictions on the ability of your subsidiaries to transfer funds to you in the form of cash dividends, loans or advances and the impact such restrictions have had or are expected to have on your ability to meet cash obligations.

Refer to Item 5.B.1(b) of the Form 20-F.

The Company acknowledges the Staff’s comment and has added the following disclosure in the Amendment:

“As of December 31, 2016 and 2015, we had cash and cash equivalents of approximately $1.6 million and $0.5 million, and restricted cash of approximately $0.2 million and $0.2 million, respectively, which was all maintained in the banks accounts in China.

Substantially, most of our operations are conducted in China and are denominated in RMB, which is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict its ability to convert RMB into U.S. Dollars.

Under applicable Chinese regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, a foreign-invested enterprise in China is required to set aside at least 10% of its after-tax profit based on Chinese accounting standards each year to its general reserves until the accumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. Under Chinese law, RMB is currently convertible into U.S. Dollars under a company’s “current account,” which includes dividends, trade and service-related foreign exchange transactions, without prior approval of the State Administration of Foreign Exchange (“SAFE”), not from a company’s “capital account,” which includes foreign direct investments and loans, without the prior approval of the SAFE.”

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18.	We note that although instruments governing the current debts incurred by your China operating companies do not have restrictions on their abilities to pay dividend or make other payments to you, the lender may impose such restriction in the future. Please clarify whether you are referring to new agreements or the ability to impose such restrictions pursuant to current arrangements. If the latter, please ensure that you have an appropriate risk factor addressing this possibility.

The Company acknowledges the Staff’s comment and respectfully advises that its current arrangements with lenders do not impose the restriction for paying dividends or making payments to the Company outside of China. The Company has added the following disclosure in the Amendment.

“Further, although instruments governing the current debts incurred by our China Operating Companies do not have restrictions on their abilities to pay dividends or make other payments to us, and we do not foresee any changes based on the terms of existing debt agreements, the lender may impose such restriction in the future. As a result, our ability to distribute dividends largely depends on earnings from our China Operating Companies and their ability to pay dividends out of their earnings. We cannot assure you that our China Operating Companies will generate sufficient earnings and cash flows in the near future to pay dividends or otherwise distribute sufficient funds to enable us to meet our obligations, pay interest and expenses or declare dividends.”

Corporate Structure and History, page 62

19.	Please describe your partnership with Louisiana Tech University and file any material agreements as exhibits.

The Company entered into a contract with Alchemy Geopolymer Solutions, LLC (“AGS”) to initiate a collaborative approach to produce dry-cast geopolymer concrete products including, but not to dry-cast bricks, blocks, pavers, roof tiles and stone veneer. AGS grew out of the geopolymer research and development performed at Louisiana Tech University and it driven by a team of researchers in the University’s Trenchless Technology Center. AGS’s President, Erez Allouche is an Associate Professor of Civil Engineering at Louisiana Tech University. The Company believes the contract it entered into with AGS is not material and its business is not substantially dependent on the contract. Accordingly, the Company did not file the contract as an exhibit to the Amendment. Neither Louisiana Tech University nor any individual from the university own any equity interest in the Company.

The Company has revised the disclosures in the Amendment to identity the partnership as being with AGS instead of Louisiana Tech University for clarity, and to describe the above-referenced research and development activities.

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Research and Development, page 75

20.	Please provide a description of the company’s research and development policies for the last three years, Refer to Item 5.C. of Form 20-F.

The Company acknowledges the Staff’s comment and has revised the disclosure regarding its research and development policies for the last three years in the Amendment to read as follows:

“We conduct our research and development according to strategic objectives, the market and customer needs. Combining application research and advanced research, we will not only improve current products, but also develop future strategic products, realizing technology development in line with the market demand.

Our research and development activities mainly focus on solid waste utilization and recycling, ecological environmental friendly construction materials, technology and equipment, thermal insulation products and related production equipment.

We accounted for the payments as research and development expenses in accordance with ASC 730-20 for the related periods. For the years ended December 31, 2016 and 2015, we spent $503,688 and $458,246, respectively, on research and development. We expect to increase our allocation of research and development funds in the future in an effort to enhance our core competence.”

21.	Disclosure indicates that you lease six of your facilities. Advise what consideration you have given to filing the lease agreements for these facilities as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has analyzed its leases for materiality and does not believe that any one lease is a “material lease” to its business as specified by Item 601(b)(10)(ii)(D) of Regulation S-K. The annual rent expense for its most expensive lease was approximately 1.84% of expenses in 2016. In addition, the Company does not believe that all of its leases in the aggregate are material. The Company’s overall rent expense in fiscal 2016 was approximately $196,330 dollars, which was less than 3.33% of its expenses for the same period.

In addition, there are no rights or obligations related to its commercial lease agreements that are material or unique to its business from a qualitative perspective and the Company believes that adequate replacement space would be available on broadly similar commercial terms if any exiting lease agreement was terminated or expired.

Related Party Transactions, page 90

22.	We note that Mr. Li Hengfang provides working capital loans to the company. Please disclose all of the information required by Item 7.B of Form 20-F related to these loans.

The Company acknowledges the Staff’s comment and has added the following disclosure in the Amendment:

“The Company periodically borrows work capital loans from our Chief Executive Officer and major shareholder, Mr. Hengfang Li, to support the Company’s operations when needed. These loans are interest free and due upon demand. As of December 31, 2015 and 2016, the balance due to Mr. Hengfang Li was $426,843 and $1,199,620, respectively.”

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23.	Disclosure indicates that Beijing REIT entered into several short term bank loan agreements for one year from June 2015 to August 2015. Disclose whether these loans were fully repaid upon maturity.

The Company acknowledges the Staff’s comment and respectfully advises that these loans have been fully repaid upon maturity. The Company has added a disclosure in the Amendment to indicate that these loans have been fully repaid upon maturity.

Principal Stockholders, page 91

24.	For greater clarity, insert “(6)” after the name of Great Venture Industrial Limited I the table.

The Company acknowledges the Staff’s comment and inserted footnote (6) in the Amendment.

Legal Matters, page 111

25.	Include counsel’s address as required by paragraph 23 of Schedule A to the Securities Act.

The Company acknowledges the Staff’s comment and has included counsel’s address in the Amendment.

Critical Accounting Policies, page 58

Accounts Receivable, net

26.	Please expand your disclosure to clarify your typical payment terms with customers and to provide an analysis of days sales outstanding for each balance sheet date presented. Refer to Item 303 of Regulation S-K and Section 501.13 of the Codification of Financial Reporting Policies.

The Company acknowledges the Staff’s comment and has added the following disclosure in the Amendment.

“Based on the assessment of customers’ credit and ongoing relationship, our payment terms typically range from 90 days to 1 year. Days sales outstanding for the years ended December 31, 2016 and 2015 were 137 and 148 days, respectively. Our days sales outstanding were consistent for both year 2016 and 2015.”

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Financial Statements, page F-1

General

27.	Please update your financial statements and corresponding financial information included throughout the filing to comply with Item 8.A.4 of the Form 20-F. Refer to Instruction 2 of Item 8.A.4 of the Form 20-F. Alternatively, please submit a formal waiver request to the Division of Corporation Finance´s Office of Chief Accountant. Additional information can be found on our website: http://www.sec.gov/corpfin/Article/contact-us.html.

The Company acknowledges the Staff’s comment and respectfully advises that the audited financial statements and corresponding financial information for the years ended December 31, 2016 and 2015 are included in the Amendment.

28.	Please provide us an analysis of your accounting for the issuance of 17,830,000 shares in August 2016 at $.25 per share, including the following:

●	Describe the parties and any existing relationship to the company or its officers and shareholders;

●	Explain the fair value and your basis for determining the fair value; and

●	Analyze the increase in the fair value of the company and explain how the value increased in the subsequent five months to reach the $5 midpoint of your expected offering price range.

The Company acknowledges the Staff’s comment and respectfully advises that as a part of its reorganization process for its IPO, the Company established a holding company under the laws of British Virgin Islands and 17,830,000 of the Company’s common shares were issued to all of its original shareholders or former shareholders of its main operating subsidiary, Beijing REIT Technology Development Co., Ltd (“Beijing REIT”). The parties involved include the Company’s original shareholders, their family members, and individuals or companies who hold shares for them. Since the shares were issued to the original shareholders of Beijing REIT, the transaction is considered as a part of the reorganization. The Company believes it is appropriate to reflect these share issuances as nominal stock issuance on a retroactive basis similar to stock split pursuant to ASC 260. The Company has retroactively adjusted all shares and per share data for all the periods presented. The price of $0.25 per share was calculated based on a total of $4,457,500, which included the recorded capital contribution of RMB 24 million of Beijing REIT (approximately $3.6 million) and additional $0.9 million contributed by the shareholders, divided by 17,830,000 shares. The extra $0.9 million was contributed by the original shareholders to the holding company to pay for the various professional expenses of its planned initial public offering and was treated as capital contribution by the original shareholders.

Please note that the $0.25 per share for the issuance of the17,830,000 shares was determined by the Company’s recorded original capital contribution from the original shareholders as a part of the Company’s reorganization, not the price for any new investors. The $5.00 midpoint of the expected offering price range is the valuation priced by the Company’s underwriter based on the current market condition and what potential investors are willing to pay. This offering price is not guaranteed and may be subject to change. These two prices are not comparable.

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Note 2. Summary of Significant Accounting Policies, page F-7

Revenue Recognition

29.	Based on your disclosures on page 46, it appears that you have begun to provide environmental-protection related consulting services to customers in the second half of 2015. Please expand your disclosures to also include your policy for recognizing revenue related to such services.

The Company acknowledges the Staff’s comment and respectfully advises that the Company provides fixed price consulting service to its customers, which are usually completed within three months. The revenue related to the consulting service is recognized when services are performed and amounts are earned. The revenue from consulting services was about $1.6 million (9% of total revenue) and 1.1 million (4% of total revenue) for the years ended December 31, 2016 and 2015, respectively. The Company has revised the disclosure in Note 2 in the Amendment to include the following:

“Revenues from technological consulting and other services are recognized when services are rendered and contract amounts are earned.”

30.	Given that you now recognize revenues from the sales of products as well as installation services, please clarify whether your customer arrangements include multiple elements. If so, please disclose all of the deliverables included in your multiple-element arrangements pursuant to ASC 605-25. Please also disclose how you determined that it was appropriate to account for each unit of accounting separately, how you allocate amounts to each unit, and how you account for each unit. Refer to ASC 605-25, including the disclosure requirements of ASC 605-25-50.

The Company acknowledges the Staff’s comment and has included the following additional disclosure to Note 2 in the updated financial statements footnotes in the Amendment:

“The Company provides installation service in connection with product sales. The Company evaluates them as a single arrangement and determines whether the arrangement contains more than one unit of accounting in accordance with the standard ASC 605, “Multiple-Deliverable Revenue Arrangement”. An arrangement is separated, if (1) the delivered element(s) has (have) value to the customer on a stand-alone basis and (2) if the arrangement includes a general right of return relative to the delivered element(s), delivery or performance of the undelivered element(s) is (are) considered probable and substantially in the control of the Company. If both criteria are fulfilled, the appropriate revenue recognition convention is then applied to each separate unit of accounting. Generally, the total arrangement consideration is allocated to the separate units of accounting based on their relative fair values. Reliable fair values are sales prices for the component when it is regularly sold on a stand-alone basis, third-party prices for similar components or, under certain circumstances, cost plus, an adequate business specific profit margin related to the relevant element. If the criteria are not met, revenue is deferred until such criteria are met or until the period in which the last undelivered element is delivered. The amount allocable to the delivered elements is limited to the amount that is not contingent upon delivery of additional elements or meeting other specified performance conditions.

The Company considers the installation and product sales as single delivered element based on the fact that there are no other third parties who can provide installation service for the equipment the Company sells in the market and the delivered machinery and equipment have little to no value to the customers without the installation service. In addition, the Company does not provide any installation service to its customers without product sales. Thus there is no reliable fair value for the installation service on a stand-alone basis. Accordingly, the revenue is recognized when the product is delivered and installation is completed since the criteria for multiple-deliverable revenue arrangements in ASC 605 are not met.”

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31.	We note your disclosures that revenues from construction contracts are recognized on the percentage of completion method, measured by the percentage of costs incurred to date to estimated total costs for each contract. Please disclose the percentage of revenue recognized using the percentage of completion for each of the periods presented. Furthermore, please expand your disclosures to discuss the terms of the construction contract arrangements that you typically enter into, including whether they are on a fixed price, cost reimbursable, cost-plus, time and materials, or combination. Given the different risk levels associated with these contracts, please disclose the percentage of revenue that relates to each contract type for each period presented and also disclose any material differences in recognizing revenues under each of these contract types.

The Company acknowledges the Staff’s comment and respectfully advises that the Company was involved in only one fixed price construction project in the past and did not perform this type of project in 2016. The Company has included additional disclosures in the updated financial statements footnotes on page F-11 in Amendment as follows:

“The Company previously had one fixed-priced construction contract. Revenue for this construction contract was recognized on the percentage-of-completion method, measured by the percentage of costs incurred to date to estimated total costs for the contract. Contract costs included all direct material, labor costs, equipment and those indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. General and administrative costs were charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined. There were no changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions and final contract settlements may result in revisions to costs and income. The project commenced in 2014 and was completed in 2015. For the year ended December 31, 2014, the Company entered into one fixed price construction contract and 62.7% was considered as completed and therefore recognized as revenue, based on the costs incurred and estimated total cost to complete the construction project. For the year ended December 31, 2015, the Company recognized the remaining 37.3% of the revenue of $1,249,699 from the contract when the project was completed. There was no revenue recognized from similar construction contracts for the year ended December 31, 2016. The Company does not anticipate it will be taking on such long-term construction jobs going forward.

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The asset account - “costs and estimated earnings in excess of billings on uncompleted contracts” represents revenues recognized in excess of amounts billed. The liability account - “billings in excess of costs and estimated earnings on uncompleted contracts” represents billings in excess of revenues recognized. As of December 31, 2015, $178,066 of billings in excess of costs and estimated earning on uncompleted contracts were included in the consolidated balance sheets.

Revenue from claims and unapproved change orders is recorded only to the extent that contract costs relating to the claim have been incurred and the amounts have been received or awarded. For the year ended December 31, 2016 and 2015, no revenue has been recognized from claims or unapproved change orders.”

32.	On page 14 you discuss security retention where you allow customers to reserve approximately 5-20% of the agreed purchase or installation price for a period of one or two years after you deliver or implement a solution. Please disclose your accounting for this, including the timing of the related revenue recognition and the location on the balance sheet of any retention receivables.

The Company acknowledges the Staff’s comment and has included the following additional disclosure in the updated financial statements footnotes on Page F-11 in the Amendment:

“The Company allows customers to retain approximately 5-20% of the agreed purchase or installation price as a warranty deposit for one year after the Company delivers products and provides services. The Company considers this one year term as a warranty period for the Company’s products sold and services rendered. Revenue was recognized when the product is delivered and installation is completed and security retention was recorded in account receivable on our balance sheets. Historically, the Company has not experienced significant customer complaints on products sold or services provided. No customers have claimed damages for any loss incurred due to quality problems. Therefore, no separate warranty provisions were provided as at December 31, 2016 and 2015 based on historical experience.”

33.	Please expand your disclosure for estimated losses on uncompleted contracts to clarify that the amount is included in cost of revenue and disclose the amount of the provision for estimated losses on uncompleted contracts for each period presented. If they are not considered material, please include a statement to such effect in your disclosures. Please refer to ASC 605-35-45-2 for guidance.

The Company acknowledges the Staff’s comment and respectfully advises that is has not experienced any loss on uncompleted contracts for the projects conducted in fiscal 2016, 2015 and 2014. The Company has included additional disclosures in the updated financial statements on page F-11 in the Amendment as follows:

“Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions and final contract settlements may result in revisions to costs and income and are recognized in the period in which the revisions are determined. There were no changes in job performance, job conditions and estimated profitability, including those arising from contract penalty provisions and final contract settlements may result in revisions to costs and income. The project commenced in 2014 and was completed in 2015. For the year ended December 31, 2014, the Company entered into one fixed price construction contract and 62.7% was considered as completed and therefore recognized as revenue, based on the costs incurred and estimated total cost to complete the construction project. For the year ended December 31, 2015, the Company recognized the remaining 37.3% of the revenue of $1,249,699 from the contract when the project was completed. There was no revenue recognized from similar construction contracts for the year ended December 31, 2016. The Company does not anticipate it will be taking on such long-term construction jobs going forward.”

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34.	We note your disclosure that changes in job performance, job conditions, and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to cost and income could impact your revenue recognition given the company’s application of a cost to cost approach in applying the percentage of completion method of revenue recognition. Please provide the disclosures required by ASC 605-35-50-9 and ASC 250-10-50-4 for each period presented. If they are not considered material please include a statement to such effect in your disclosures.

The Company acknowledges the Staff’s comment and incorporates its response to comment no. 33 herein by reference.

35.	Please provide the disclosures required by ASC 605-35-50-6 through 50-8 related to your accounting for claims and unapproved change orders as applicable for revenue recognized using the percentage of completion method.

The Company acknowledges the Staff’s comment and has included additional disclosures in the Amendment on page F-12 as follows:

“Revenue from claims and unapproved change orders is recorded only to the extent that contract costs relating to the claim have been incurred and the amounts have been received or awarded. For the year ended December 31, 2016 and 2015, no revenue has been recognized from claims or unapproved change orders.”

Advances to Suppliers, page F-9

36.	We note your advance to suppliers balance increased significantly during the six months ended June 30, 2016 and is net of an allowance of $133,588. Please tell us the nature of these supplier prepayments, specifically addressing the time it takes to receive delivery of these products and the circumstances that would result in the company not receiving delivery. Also we note your disclosure on page 53 that you increased your advances to suppliers in order to lock in favorable material purchase prices. Please tell us and expand your discussion to discuss the underlying reasons for the sudden increase in advances to suppliers based on your expectation of material prices that existed as of June 30, 2016 and whether or not that is a material trend that is expected to continue. Finally, please confirm that none of these advances relates to related parties and to date how much of the advances to suppliers at June 30, 2016 were delivered.

The Company acknowledges the Staff’s comment and respectfully advises that its advanced payment includes prepayment for raw material used for production of its eco-friendly construction materials and equipment and construction materials for its construction projects. It usually takes 3 to 6 months for the vendor to deliver our raw materials. However, it may take up to 6 to12 months for the construction materials to be delivered. The Company has not experienced significant loss from vendor default. The Company did not experience any sudden increase of raw material prices. The primary reason for the significant increase in the advance to suppliers balance was the Company wanted to either secure the supply in the market or to lock in a favorable purchase price based on management’s expectations and market trends at that time. The Company does not believe the price fluctuation is a reflection of macroeconomic change, but reflects the change in supply and demand for that specific time period. The Company does not expect it to be a material trend that continues in the future.

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Earnings Per Share, page F-13

37.	Please disclose, by type of potentially dilutive security, the number of additional shares that could potentially dilute EPS in the future but that were not included in the computation of diluted EPS because to do so would have been anti-dilutive for the periods presented. See ASC 260-10-50-1(c).

The Company acknowledges the Staff’s comment and has revised the disclosure in the Amendment on page F-13 to include the following additional information:

“For the years ended December 31, 2016 and 2015, the Company had no dilutive security outstanding that could potentially dilute EPS in the future.”

Note 7 – Property, Plant and Equipment, Net, page F-19

38.	The statement of cash flows reports that the reduction of your construction in progress and property and equipment was a source of cash flows of $157,167 for the year ended December 31, 2015. It appears that your construction in progress on the manufacturing plant and production line in REIT Changjiang decreased significantly from $6,059,356 as of December 31, 2014, to $3,949,685 as of December 3, 2015. Total gross property plant and equipment not including your construction in progress balances decreased from $27,148,625 as of December 31, 2014, to $25,772,710 as of December 31, 2015. In order to better understand your accounting for construction in progress please provide the following:

●	Explain to us in reasonable detail how the decrease in construction in progress and property and equipment resulted in a source of investing cash flows;

●	Explain the facts and circumstances that resulted in the significant decrease in the construction in progress on the manufacturing plant and production line in REIT Changjiang, considering that total gross property plant and equipment also decreased in the period; and

●	Provide us, for each period presented, a roll-forward account analysis of your construction in progress account and plant, properties and equipment. Please explain how you relieve the CIP account and record plant, properties and equipment and quantify all activity related to CIP for each period presented.

The Company acknowledges the Staff’s comment and respectfully advises that at the end of 2014, the Company transferred $3,666,466 of construction in progress (“CIP”) on manufacturing plant and production line in REIT Changjiang to property, plant and equipment since the major construction of the property and building was complete and ready for use. The total amount was estimated based on the spending as of the transfer date and the estimated additional billing from vendors. However, when the Company negotiated the final settlement of the construction in 2015, the contractor waived the final payment due to the certain construction quality issues. The Company decided to adjust $2,697,946 of the value of property and building to reflect the actual amount paid. This adjustment was improperly netted with the addition of CIP on the Statements of Cash Flows. Accordingly, we have revised the Statements of Cash Flows and related footnote disclosures in Note 7 in the updated financial statements contained in the Amendment.

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The following table presents the roll forward of construction in progress and properties and equipment:

	Property and buildings	Construction in progress (“CIP”)
As of December 31, 2014	$24,342,246	$6,059,356
Acquisition/Addition	-	2,496,004
Disposal	-	-
Adjustment for settlement	(2,697,946)	-
Translation adjustments	(1,192,382)	(425,094)
As of December 31, 2015	$20,451,918	$8,130,266

Note 11- Taxes, page F-22

39.	Please tell us how you considered the disclosures required by FASB ASC 740-10-50- 2 regarding the components of your deferred tax assets, deferred tax liabilities, and valuation allowance for all periods presented.

The Company acknowledges the Staff’s comment and has revised Note 11 in the Amendment as follows:

“Deferred income taxes reflect the net effects of the temporary difference between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. The Company’s deferred tax assets as of December 31, 2016 and 2015 were $89,015 and $49,472, respectively, which were derived from the temporary difference from provision of doubtful accounts. The Company periodically evaluates the likelihood of the realization of deferred tax assets, and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent it believes a portion will not be realized.”

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Note 14- Equity

Non-Controlling Interest, page F-26

40.	We note your disclosure that on February 2, 2015 Wenchang Mingsheng relinquished its interest in REIT Chagjiang and transferred the equity interest to the four shareholders of Bejing REIT. We further note that in your disclosure of the non-cash financing activities in your consolidated statements of cash flows that the withdrawal of capital by the original minority shareholder in REIT Changjiang resulted in the conversion of shareholder loan to equity for $3,325,019. In order to better understand your accounting position, please tell us what the terms of the prior shareholder loan were, whether Wenchang Mingsheng is a related party of the company or its shareholders, and what consideration, if any, was exchanged for the withdrawal of the capital by Wenchang Mingsheng. In providing your response, please cite the authoritative guidance that you considered in arriving at your accounting treatment.

The Company acknowledges the Staff’s comment and respectfully advises that Wenchang Mingsheng is an affiliate of the Company, which is controlled by the four shareholders of Beijing REIT. On February 2, 2015, Wenchang Mingsheng and Beijing REIT signed an equity transfer agreement to transfer all of Wenchang Mingsheng’s 20.4995% equity interest in Changjiang REIT to Beijing REIT for RMB 20,499,500. According to ASC 805-10, Changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary shall be accounted for as equity transactions, and no gain or loss shall be recognized in consolidated net income or comprehensive income. This transaction was accounted as a reorganization based on the historical cost and no gain or loss was recognized.

As required by Chinese business law, the RMB 20,499,500 was funded to REIT Changjiang and shall be paid to the minority interest holders later. Thus, the RMB 20,499,500 was recorded as a shareholder loan payable when funded. The four shareholders of Wenchang Mingsheng, who are also the shareholders of Beijing REIT, then decided to reinvest it as capital to Beijing REIT, which essentially converted the loan to additional capital of Beijing REIT.

The Company has revised Note 14 in the Amendment as follows:

“The four original shareholders of Beijing REIT paid RMB 20,499,500 (approximately $3.3 million) to Wenchang Mingsheng on behalf of Beijing REIT and subsequently waived any repayment from Beijing REIT. The Company then treated the funds as the four original shareholder’s additional capital contribution to Beijing REIT. According to ASC 805-10, this transaction was accounted as an equity transaction based on the historical cost and no gain or loss was recognized.”

41.	Beijing REIT established a new subsidiary REIT Xinyi wherein Beijing REIT owns 70% equity interest and another minority interest holder contributed the equivalent $48,240 as well as land use rights of 206,667 square meters in exchange for a 30% interest. Based on your consolidated statements of change in equity, you included the capital contribution as part of the non-controlling interest. In order to better understand the accounting, please tell us how you considered the value of the land use rights in its accounting. In that regard, please tell us whether and how you considered the guidance under ASC 845 since it appears that you have received a non-financial asset in addition to cash in exchange for a non- controlling interest.

The Company acknowledges the Staff’s comment and respectfully advises that according to the Collaboration Agreement signed by Beijing REIT and Xinyi Transportation Investment Co., Ltd (“Xinyi Transportation”) on November 17, 2014, REIT Xinyi would be incorporated with registered capital of 100 million RMB, 70 million RMB contributed by Beijing REIT in cash and 30 million RMB contributed by Xinyi Transportation in the form of cash and land use right. As of December 31, 2015, a total of RMB 10,481,106 in cash was contributed by Beijing REIT and RMB 300,000 in cash from Xinyi Transportation. The contribution of land use right as registered capital was pending approval by the local government as of December 31, 2015. Thus, no fair value of the land use right was recorded as assets or minority interest. In 2016, the contribution of land use right as the registered capital was not approved. On October 28, 2016, Beijing REIT and Xinyi Transportation signed an amendment to change Xinyi Transportation’s capital contribution from land use right to cash.

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The Company has revised Note 14 in the Amendment as follows:

“In July 2015, Beijing REIT established a new subsidiary REIT Xinyi wherein Beijing REIT owns 70% equity interest. Another non-controlling shareholder contributed RMB 300,000 (equivalent to $48,240) in cash as of December 31, 2015 as well as a land use right of 206,667 square meters to exchange for 30% ownership interest in REIT Xinyi. The contribution of land use right as registered capital was pending approval by the local government as of December 31, 2015. Thus, no fair value of the land use right was recorded as assets or minority interest. In 2016, the contribution of land use right as the registered capital was not approved. On October 28, 2016, Beijing REIT and Xinyi Transportation signed an amendment to change Xinyi Transportation’s capital contribution from land use right to cash.”

Note 17- Subsequent Events

42.	Please disclose in a note to the financial statements the date through which subsequent events were evaluated as well as whether that date is the date that the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1.

The Company acknowledges this comment and has included in the Amendment the following disclosure under Note 18.

“These consolidated financial statements were approved by management and available for issuance on April 12, 2017. The Company evaluated subsequent events through the date these consolidated financial statements were available for issuance.”

Sincerely,

/s/ Bradley A. Haneberg
Bradley A. Haneberg, Esq.

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